EXHIBIT 99.1

Pan American Increased Silver Output 31 Per Cent, Achieved Record Production of 17.1 M Ounces in 2007

               Forecasting 19.5 Million Ounces for 2008

        (All Amounts in U.S. Dollars Unless Otherwise Indicated)

VANCOUVER, British Columbia, Jan. 23, 2008 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA) today announced that it achieved record annual silver production in 2007 of 17.1 million ounces. This represented an increase of 31% as compared to 2006 and surpassed the Company's guidance for 2007 of 17.0 million ounces. Silver production in the fourth quarter of 2007 was also a new record at 5.1 million ounces, an increase of 63% as compared to the fourth quarter of 2006.

Total cash costs for 2007 have been estimated at $3.42 per ounce of silver produced, net of byproduct credits, which was 16% higher than the Company's 2007 guidance of $2.94 per ounce. In the fourth quarter of 2007, estimated cash costs increased to $4.54 per ounce, due primarily to decreased by-product credits resulting from lower zinc production and prices, some unplanned maintenance costs at the Alamo Dorado mine and the strengthening of the Peruvian currency relative to the US dollar.

Pan American is expecting to increase its silver production by 14% in 2008 to 19.5 million ounces at a forecasted cash cost of $4.31 per ounce of silver produced. The Company used a zinc and lead price of $2,100 per tonne, a copper price of $6,000 per tonne and a gold price of $700 per ounce in estimating its 2008 by-product credits.

"Led by production from the La Colorada and Alamo Dorado mines in Mexico and the Huaron mine in Peru, we delivered as promised, our 13th consecutive year of growth," said Geoff Burns, President and CEO of Pan American Silver. "With the expected start up of Manantial Espejo in Argentina only a few months away, we are poised to achieve record silver production again in 2008 and add a significant gold component to our revenue stream at the same time."

Zinc production in 2007 was 39,074 tonnes, compared to 39,366 tonnes in 2006 and is expected to increase to more than 43,000 tonnes in 2008. Gold production in 2007 was 23,580 ounces, more than a three-fold increase from 2006 and should increase again, to more than 50,000 ounces in 2008.

Estimates of Pan American's future production of silver, zinc and gold, future cash costs of silver production and the start-up of the Manantial Espejo mine are forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Material factors that could cause Pan American's actual results to differ materially from these estimates include: technological and operational challenges to Pan American's mines and mine development projects; changes in local legislation or taxation or the local political or economic environment; the timing and cost of construction activities at Manantial Espejo; changes in mine or development project parameters to deal with unanticipated economic factors; future prices of silver, gold and base metals; increased competition in the mining industry for equipment and qualified personnel, and their rising costs; unexpected work stoppage or labour disputes; fluctuations in the price for natural gas, fuel oil and other key supplies; and unpredictable risks and hazards relating to the operation and development of Pan American's mines.

There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated or assumed in such forward-looking information. Accordingly, readers should not place undue reliance on statements containing forward-looking information.

Pan American does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

Michael Steinmann, P. Geo., Senior Vice-President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Mine Engineering, qualified persons ("QP"), as the term is defined in National Instrument 43-101 have reviewed and approved the contents of this press release.

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and its silver reserves. The Company has seven operating silver mines in Mexico, Peru and Bolivia. An eighth mine in Argentina is scheduled to commence operations late in the second quarter of 2008.

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

For more information, please contact Rob Doyle, Chief Financial Officer at 604-684-1175 or e-mail Pan American at info@panamericansilver.com.

CONTACT:  Pan American Silver Corp.
          Rob Doyle, Chief Financial Officer
          604-684-1175
          info@panamericansilver.com